UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano A. Balaguer	William J. Coote
VP, CFO	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@taro.com	William.Coote@taro.com

TARO PROVIDES SHAREHOLDERS WITH PROCEDURES REGARDING ISRAELI WITHHOLDING TAX ON DIVIDEND
Special Dividend to be paid on December 28

Hawthorne, NY, December 7, 2018 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced today an explanation regarding taxation on the $500 million Special Dividend payable on December 28, 2018 to shareholders of record at the close of business on December 11, 2018.  The ex-dividend date will be December 10, 2018.

Following the announcement by the Company on November 5, 2018, that it will pay a $500 million dividend (the “Dividend”) on December 28, 2018, and in accordance with a specific tax ruling that the Company has received from the Israeli Tax Authority ("ITA"), the Company would like to elaborate about the procedures whereby Israeli taxes will be withheld from the Dividend payment, based on conditions set by the ITA in the tax ruling.

Neither the Company nor its Tax Trustee will provide tax advice to shareholders regarding their substantive tax liability or their ability to claim a refund of Israeli withholding tax.  Shareholders should consult their own tax advisors as to the United States, Israeli or other tax consequences of the payment of the Dividend and the impact of any foreign, state or local taxes.

This press release will be filed with the Securities and Exchange Commission on Form 6-K and will also be accessible on Taro’s website at www.taro.com.

Attached is a sample of the letter to be distributed Taro shareholders subsequent to the record date.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s payment of the Special Dividend, Israeli taxes withheld from the Dividend payment, and potential to receive a claim for reduced rate of withholding tax.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

** Taro shareholder letter follows **

Taro Pharmaceutical Industries Ltd.

December 7, 2018

Dear Taro Shareholder,

Re: Taxation of the Dividend Payable on December 28, 2018

Following the announcement by Taro Pharmaceutical Industries Ltd. (the “Company”) on November 5, 2018 that it will pay a $500 million dividend ( the “Dividend”) on December 28, 2018 and in accordance with a specific tax ruling that the Company has received from the Israeli Tax Authority ("ITA"), we would like to elaborate about the procedures whereby Israeli taxes will be withheld from the Dividend payment, based on conditions set by the ITA in the tax ruling (the "ITA Conditions"):

1.
The Company has appointed IBI Trust Management, located at  Ehad Ha’am 9 Tel Aviv (Shalom Tower); e-mail address IBI-CM@IBI.co.il; phone number +972 506 209 410 as its trustee/ sub-paying agent (the "Tax Trustee"), in compliance with the ITA Conditions.

2.
On the dividend payment date, December 28, 2018, the Company shall withhold 15.09% (the "Withheld Tax Rate") of the gross amount of the Dividend. The Company shall transfer such amount to the Tax Trustee by January 1, 2019.  The remaining amount of the Dividend (84.91%) shall be paid to shareholders by the American Stock Transfer & Trust Company, LLC (the Company’s stock transfer agent) or the relevant broker for shares held in street name.

3.
Any shareholder of the Company who is:  (i) a resident of a country with which Israel has a treaty for the avoidance of double taxation and (ii) has an equitable right to receive the Dividend (an "Applicant"), may apply to the Tax Trustee, from the Dividend payment date until February 14, 2019, and request that the withholding tax rate that shall apply to his share of the Dividend payment be reduced in accordance with a relevant tax treaty (the "Application").

It is important to note that only residents of countries that have a treaty with Israel that provides for a tax rate that is lower than the Withheld Tax Rate should file an Application for reduced withholding. In general, the treaty between Israel and the U.S. provides for a higher tax rate than the Withheld Tax Rate, so there would generally not be a reason for US resident shareholders of the Company to submit an application. The treaties between Israel and some other countries (including, but not limited to, Germany, France, the UK and China) generally provide for a withholding tax rate that is lower than the Withheld Tax Rate so residents of such countries should consider whether they want to submit an Application.

4.	In order to submit an Application, the Applicant shall submit to the Tax Trustee the documents listed in Attachment A.

5.
The Tax Trustee shall review all of the Applicant's documents, as well as any other document which may be required in order to establish the Applicant's eligibility for a reduced tax rate. If an Applicant’s documents are insufficient, the Tax Trustee may revert to the Applicant with questions or requests for additional documents.

6.
Upon an Applicant’s satisfactory submission of the required documents, the Tax Trustee shall transfer to the Applicant’s designated bank account a tax refund in the amount by which the Withheld Tax Rate exceeds the tax rate actually due from the Applicant under the applicable tax regime.

7.
The above-mentioned application process is only a "fast track" that has been made available to shareholders to avoid an excessive tax withholding that exceeds the tax that should have been withheld from their Dividend payments based on their entitlement to the benefits of a tax treaty. It neither affects, in any way, the substantive tax liability of any shareholder nor does it derogate from a shareholder’s right to file a tax return with the Israeli tax authority to seek a refund of over withheld amounts.

Neither the Tax Trustee nor the Company will provide tax advice to Applicants regarding their substantive tax liability or their ability to claim a refund of Israeli withholding tax.  Applicants should consult their own tax advisors as to the United States, Israeli or other tax consequences of the payment of the Dividend and the impact of any foreign, state or local taxes.

 Appendix A

Taro Pharmaceutical Industries Ltd. Dividends Distribution

CLAIM FOR REDUCED RATE OF WITHHOLDING TAX

IN ISRAEL ON DIVIDEND PAYMENTS TO A NON-ISRAELI TAX RESIDENT

You are receiving this form "Declaration of Status for Israeli Income Tax Purposes" as a holder of ordinary shares (the "Shares") of Taro Pharmaceutical Industries Ltd.  (“Taro”), in connection with the payment of a special cash dividend to the shareholders of Taro which will be paid in December 2018.

By completing this form in a manner that would substantiate your eligibility for a reduced rate of Israeli withholding tax with respect to this dividend distribution, you will allow Taro and its Israeli tax agent to withhold tax in Israel from the dividend distribution made to you at a reduced tax rate.

This form shall be completed and signed by the recipient of the dividend or by an authorized officer or representative of the recipient.

This claim is made pursuant to the Double Tax Convention between Israel and the country of residence of the recipient of the dividend.

PART A: RECIPIENT DECLARATION

RECIPIENT INFORMATION

Full name of the recipient:	For Individuals: Identity Number, Social Security No., or Passport No. _______________________ For Legal Entities: Registration No. /Corporation No. _______________________	Type of Investor: Legal Entity ☐ Individual ☐ Trust Beneficiary ☐
With respect to an individual		With respect to a legal entity
Date of birth:		The country in which it was incorporated: The country in which control and management are conducted:
Country of residence:
Country of citizenship:
Country issuing passport:

Income Tax File or tax identification number of the recipient in place of residence: __________________
Address of local income tax assessing office in recipient’s place of residence:
The recipient is a fiscal resident of (insert country) _____________________________ since (insert date)________________ .
Permanent Address (country, city, street, house or apartment number):
Mailing Address:		Investor's Telephone number:
Telephone number of authorized signatory:

With regard to an Individual:

I declare that I am not an Israeli resident because (please mark all applicable boxes):

☐	1.	The State of Israel is not my permanent place of residence.
☐	2.	The State of Israel is neither my place of residence nor my family's place of residence.
☐	3.	My ordinary or permanent place of activity is not within the State of Israel, and I do not have a permanent establishment in the State of Israel.
☐	4.	I do not engage in any occupation within the State of Israel.
☐	5.	I do not own a business or part of a business within the State of Israel.
☐	6.	This year, I did not stay, and I do not intend to stay in Israel for 183 days or more.
☐	7.	This year, I did not stay in Israel and I also do not intend to stay in Israel for 30 days or more and my total stay in Israel this year and in the two preceding years will not reach 425 days.
☐	8.	I am not insured with the National Insurance Institute in the State of Israel.
☐	9.	I am the sole beneficial owner of the dividend income.
☐	10.	I do not hold the shares directly or indirectly for the benefit of another person.
☐	11.	The income is not attributable to a place of business or permanent establishment located in a country other than my country of residence.

With regard to a Legal Entity:

I declare that the Legal Entity is a non - Israeli resident because (please mark all applicable boxes):

☐	1.	Over 75% of the shareholders are individuals with the same residency as the Legal Entity (attach a declaration of shareholders)
☐	2.	It is not registered /incorporated with the Registrar of Companies in Israel.
☐	3.	It is not registered with the Registrar of non-profit organizations in Israel. (Amutot)
☐	4.	The control of the legal entity is not in Israel.
☐	5.	The management of the legal entity is not in Israel.
☐	6.	The legal entity does not have a permanent enterprise in Israel and the entity does not have a permanent establishment in the State of Israel
☐	7.
No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner, alone or with another who is an Israeli resident, one or more of the means of control of the legal entity, as specified below, at a rate exceeding 25%. The term "means of control" refers to the following:
(a)the right to participate in profits;
(b)the right to appoint a director;
(c)the right to vote;
(d)the right to share in the assets of the entity at the time of its liquidation;
(e)the right to direct the manner of exercising one of the rights specified above.

☐	8.	The legal entity is the sole beneficial owner of the dividend income.
☐	9.	The entity does not hold the shares directly or indirectly for the benefit of another person.
☐	10.	The income is not attributable to a place of business or permanent establishment located in a country other than country of residence.

DETAILS OF INCOME RECEIVED

Place of receipt (country, city, bank account number, Amount)

Country	City	Bank name and account number	Amount

 The recipient declares that all the information provided above is accurate and complete.

Date of Signature	Signature of Recipient

PART B: CERTIFICATION OF FOREIGN INCOME TAX AUTHORITY1

This part shall be completed and signed by the income tax authorities of the recipient’s place of residence

1. I certify that:

a. the recipient of the income is a fiscal resident of (insert country) ____________; according to the tax treaty between Israel and________;

b. the recipient regularly reports his income as required, the most recent income tax return filed being for the year _____________;

c. the income concerned   ❏ is/ ❏ is not    subject to tax in (insert the recipient’s country of residence) ___________________.

Date of Signature	Signature	Official Stamp

2. Address of certifying official: __________________________________________

3. Position or Title of certifying official: ____________________________________

4. Name of Income Tax Authority official making this certification:  _____________

____________________________________________________________________

1 A residency certificate issued by the tax authority of the Applicant’s country of residence may substitute for this Part B.

PART C: DOCUMENTATION

Applicants who are Individuals – please attach the following documents:

1.	Copy of passport or identity card issued by the country of tax residency of shareholder.
2.	Bank or brokerage statement from the dividend record date including details of the account holder, bank or brokerage name and account number and the number of listed shares held by the shareholder.
3.	Bank or brokerage statement from the date of payment of the dividend, including details of the account holder, account number and the amount of the dividend received.
4.	Residency certificate issued by the Applicant’s country of residence for the purposes of the tax treaty between Israel and the Applicant’s country of residence.

Applicants who are Legal Entities – please attach the following documents:

1.	Copy of Certificate of Incorporation issued by the country of tax residency of shareholder.
2.
For private companies, (i) a list of shareholders of the Legal Entity; and (ii) list of the direct and indirect individual shareholders, their ownership percentages and declarations regarding their country of residency for tax purposes.  Such list must include at least 75% total ownership of the Legal Entity.

3.	For public companies or direct or indirect subsidiaries of public companies, a statement declaring the Legal Entity’s country of residence.
4.	Bank or brokerage statement as of the dividend record date including details of the account holder, bank or brokerage name and account number and the number of listed shares held by the shareholder.
5.	Bank or brokerage statement as of the date of payment of the dividend, including details of the account holder, bank or brokerage account number and the amount of the dividend received.
6.	Residency certificate issued by the Applicant’s country of residence for the purposes of the tax treaty between Israel and the Applicant’s country of residence.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Uday Baldota
        Name:  Uday Baldota
        Title:    Chief Executive Officer and Director